October 17, 2014

Paul Monsour

Staff Attorney

Ethan Horowitz

Branch Chief

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Alpha Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 1, 2014

File No. 333-197642

Dear Mr. Monsour,

The following is the company’s response to your comment letter dated October 16, 2014.

Amendment No. 1 to Registration Statement on Form S-1 Filed October 1, 2014

Description of Business and Property, page 15

Business Strategy, page 15

1.

We note your response to prior comment 12 from our letter to you dated August 20, 2014 and we reissue such comment in part. Please disclose in your filing the information provided in your supplemental response to this comment.

The following information was added: Negotiations are in process for acquisition of oil and gas leases located in the Central Kansas Uplift located in northwestern Kansas. Upon completion of the agreement, Alpha will operate the drilling of the first three (3) wells on the prospect area and thereby earn a 10% working interest in each well completed as a producing well. Alpha will incur no costs through the drilling of the wells. In addition, Alpha will generate revenue by serving as the designated Operator as defined in the industry standard Joint Operating Agreement which governs drilling and production operations between the Operator and non-operated interests in the well.

MD&A of Financial Condition and Results of Operations, page 16

Plan of Operation, page 17

2.

We note your response to prior comment 14 and we reissue such comment in part. Notwithstanding the disclosure added regarding your intent to seek development partners and your intent to serve as the designated operator, please disclose in your filing the rest of the information provided in your supplemental response to this comment.

The following language was added: It is likely that Alpha’s first project will be located in the Central Kansas Uplift located in northwestern Kansas. Drilling depths for this area are approximately 4500’ to test the Mississippian formation. The timeline for drilling the first well will be prior to 2014 year-end. Approximate cost to drill the well is $200K with additional completion cost of $150K. These costs will be paid by the partnering company and Alpha will serve as the designated operator for the drilling and production. Upon completion of a producing well, Alpha will then retain a 10% working interest in each producing well and generate production revenues based on said working interest.

Alpha’s working interest in future wells drilled will vary depending on deal terms, costs and areas of operation. Initially, Alpha will serve as the operator for drilling and production on the wells and will recoup all costs and generate proceeds by virtue of charges for operations. Alpha will also retain a carried interest in each well which will be paid for by the non-operating parties. These carried interests will serve as an entry point into establishing producing assets with no costs up front. Additional continuous revenue stream will be created through operating costs charged while serving as the designated Operator under the various Joint Operating Agreements.

3.

We note your response to prior comment 15 and we reissue such comment in part. Please disclose in your filing a timeline for your first phase of operation.

We anticipate the first phase of operations will continue in progress through the first two (2) years of active operations with the second phase beginning initiated thereafter.

4.

In your response to prior comment 16, you supplementally disclose that “the funds from this offering will be used for oil and gas lease acquisitions” and that the “[f]unds from this offering will accomplish the lease acquisition phase . . .” Assuming that the funds for acquisition are within the use of proceeds line item “Production & Development,” please confirm in your filing that $14,500, the amount allocated to “Production & Development” under a 25% shares sold scenario, will be sufficient to accomplish the “lease acquisition phase.” Please also disclose in your filing the rest of the assertions you make in response to this comment.

Confirmed and added.

5.

We note your response to prior comment 17 and we reissue such comment. Notwithstanding your anticipated operations, you currently have no revenue or any history of revenue. Please remove any disclosure that indicates otherwise.

References removed.

Our Management, page 19

Directors, Executive Officers, Promoters and Control Persons, page 19

6.

We reiterate prior comment 18 with regard to Mr. Kemp. Indicate the specific positions he has held during the past five years, the employer and nature of the business. Statements that he “was involved with a major expansion” are not sufficient.

Revised.

7.

We note your response to prior comment 18 and we reissue such comment in part. In accordance with Item 401(e) of Regulation S-K, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Davis should serve as a director, in light of the registrant’s business and structure.

Revised.

Notes to Audited Financial Statements

Note 4 – Stock, page F-10

8.

We note you valued the 7,977,000 shares of common stock issued in exchange for services provided in 2013 at par value because you “had not yet begun issuing stock for cash or other assets and, as a result, there was an undetermined market price per share.” Please tell us how you considered valuing these transactions based on the fair value of the services provided. With your response, please provide us with an analysis that supports your measurement methodology. Refer to FASB ASC 505-50-30.

The shares issued for services were considered founder shares and were recorded at par. The company was newly formed, with no assets or operations. At the time of formation and issuance, the par value approximated the enterprise value.

Recent Sales of Unregistered Securities, page II-1

9.

We note your response to prior comment 23 and we reissue such comment. Please disclose in your filing the information provided in your supplemental response to this comment.

Disclosed within the filing.

Exhibits

10.

Please file as exhibits your Articles of Incorporation, Subscription Agreement, and Code of Ethics. Further, please indicate in your exhibit index any exhibit that has already been filed.

Exhibits filed and index revised.

Sincerely,

/s/ Michael D. Davis

Michael D. Davis,

Chief Executive Officer

Alpha Energy, Inc.

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